Exhibit 99.1

AYR Wellness Reaches Contingent Agreements to Defer Approximately US$69 Million of Promissory Note Payments

MIAMI FL, June 26, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is providing an update with respect to its previously announced initiative regarding capital structure alternatives and extending upcoming debt maturities.

The Company has now reached contingent agreements to defer principal or amortization payments for 2 years on an aggregate principal amount of approximately US$69 million of debt obligations, including contingent agreements with holders of approximately US$60.5 million aggregate principal amount of vendor take-back promissory notes (“vendor notes”), representing 67.4% of the outstanding principal amount of all vendor notes maturing before 2027. The Company has also reached contingent agreements to defer the maturities of US$4.5 million of other promissory notes, as well as a $4 million amortization payment due in December 2023.

More specifically, the US$69 million aggregate amount includes amendments with respect to:

•	(i) Vendor notes issued by CSAC Acquisition PA II Corp. to former minority interest holders of Pennsylvania based PA Natural Medicine, LLC (“PA Naturals”) on March 22, 2022, and (ii) earn-out promissory notes issued by CSAC Acquisition PA II Corp. to former minority interest holders of PA Naturals on March 1, 2022, with an aggregate outstanding principal amount of approximately US$34.4 million, which extend the maturity thereof by 2 years;

•	Vendor notes issued by CSAC Acquisition NJ Corp. on September 15, 2021 to former interest holders of New Jersey based GSD NJ LLC (“GSD”), with an aggregate outstanding principal amount of approximately US$13.1 million, which extend the maturity thereof by 2 years;

•	Vendor notes issued by CSAC Acquisition PA Corp. on December 23, 2020 to former interest holders of Pennsylvania based CannTech PA, LLC (“CannTech”), with an aggregate outstanding principal amount of approximately US$11.1 million, which extend the maturity thereof by 2 years;

•	Promissory notes assumed by certain subsidiaries of the Company in connection with the GSD and CannTech acquisitions in favor of former minority interest holders, with an aggregate outstanding principal amount of approximately US$4.5 million, which extend the maturity thereof to October 31, 2023 and will further extend the maturity thereof by 2 years upon fulfillment of certain conditions;

•	A vendor note originally issued by CSAC Acquisition IL Corp. on May 25, 2022 to a former interest holder of Illinois based Herbal Remedies Dispensaries, LLC, which defer a US$4 million amortization payment by 2 years; and

•	Vendor notes originally issued by CSAC Acquisition Inc. on November 18, 2020 to former interest holders of Pennsylvania based DocHouse, LLC, with an aggregate outstanding principal amount of approximately US$1.9 million, which extend the maturity thereof by 2 years.

Included in the US$69 million total amount of deferred principal and amortization payments are the previously announced amendments to US$27.7 million principal amount of vendor notes entered into upon completion of the Company’s acquisition of GSD and CannTech as well as promissory notes assumed by CSAC Acquisition PA Corp. in connection with the CannTech acquisition. As previously announced, the Company also amended the earn-out terms related to the Company’s acquisitions of GSD and Sira Naturals Inc. (“Sira”), which resulted in an extension of the payment terms for approximately US$27.9 million of cash and amortization payments.

As a result of the collective amendments to the vendor notes, promissory notes, and earn-out payments, the Company has now successfully extended the payment terms of a cumulative of US$96.9 million of obligations.

In connection with the above vendor note and promissory note amendments, the Company has agreed to interest rate adjustments that will result in a blended interest rate increase of approximately 0.5% across the US$69 million aggregate principal amount. The Company also agreed to pay amendment fees with respect to certain of the above amendments aggregating US$0.4 million that will be capitalized to the principal amount of certain vendor notes. The effectiveness of the maturity and amortization deferrals referenced above is contingent on an amendment to the Company’s 12.5% senior notes (the “Senior Notes”) to extend the maturity date of the Senior Notes to December 10, 2026 or a later date (or an exchange of the Senior Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). For clarity, the amendments to the Sira and GSD earn-out payment terms were effective immediately and are not contingent on an amendment to the Senior Notes.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, future payments to holders of promissory notes, and amendments to debt obligations that are contingent on the results of negotiations with the holders of Senior Notes. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the Company may not be able to obtain amendments to its Senior Notes or other debt obligations on satisfactory terms or at all. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such results may not be met.

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com